UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BLUEGREEN CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

096231105

(CUSIP Number)

Central Florida Investments, Inc.

5601 Windhover Drive

Orlando, FL 32819

(407) 351-3350

Attn: Thomas F. Dugan

with copies to:

William F. Wynne, Jr., Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
Central Florida Investments, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,632,400

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%

14	TYPE OF REPORTING PERSON
CO

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SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
David A. Siegel Revocable Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,632,400

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%

14	TYPE OF REPORTING PERSON
OO

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SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
David A. Siegel
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,632,400

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%

14	TYPE OF REPORTING PERSON
IN

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The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the “Common Stock”), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006, by Amendment No. 2 to the Schedule 13D filed on August 22, 2006 and Amendment No. 3 to the Schedule 13D filed on September 19, 2006 (the “Schedule 13D”), is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D (this “Amendment”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

The information set forth in Exhibit B to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons sold the Puts to earn the premium customarily received for writing options and because they believed that, if such Puts were to be exercised, $12.50 per share represented an acceptable price to pay for the Common Stock. As of October 16, 2006, the Reporting Persons have obligations to purchase an additional 325,000 shares of Common Stock at $12.50 per share, if all the Puts are exercised prior to their expiration dates and have obligations to sell 19,100 shares of Common Stock at $12.50 per share and 2,000 shares of Common Stock at $15.00 per share, if all of the call contracts listed on Schedule F hereto are exercised prior to their expiration dates.

On July 27, 2006, the Issuer announced in a press release that it had declared a dividend distribution of one preferred share purchase right on each outstanding share of Common Stock in response to the filing by the Reporting Persons of the Schedule 13D. The specific terms of the rights are contained in a Rights Agreement, dated July 27, 2006 (the “Rights Plan”). On July 27, 2006, the Issuer filed a claim in the U.S. District Court for the Southern District of Florida against the Reporting Persons seeking, among other things, a declaratory judgment from the court that the board of directors of the Issuer acted appropriately in adopting the Rights Plan (the “Litigation”). The effect of the Rights Plan is to cause any person or group that acquires beneficial ownership of 15% or more of the Common Stock, subject to certain exceptions, to suffer significant dilution of its shareholdings in the Issuer. In particular, the Rights Plan imposes such penalty on any person or group that acquires beneficial ownership of 15% or more of the Common Stock as a result of third parties exercising contractual rights that existed as of the date of the adoption of the Rights Plan, unless such person or group sells a sufficient number of shares of Common Stock to reduce its holdings below 15% within 60 days of acquiring such Common Stock. Because a sufficient number of Puts were exercised by third parties, the Reporting Persons have acquired 31.5% of the Common Stock. Under the terms of the Rights Plan, the Reporting Persons would be forced to sell a sufficient number of shares of Common Stock to reduce their holdings below such 15% threshold within the 60-day period to avoid the significant dilutive effects of the Rights Plan.

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On October 16, 2006, the Reporting Persons, the Issuer and the Issuer’s board of directors executed a Stipulation and Order (the “Settlement Agreement”) which settled the Litigation and is attached hereto as Exhibit B. As part of the Settlement Agreement, the Reporting Persons have agreed to divest their beneficial ownership in at least 5,383,554 shares of the Common Stock within one year from October 16, 2006 and have further agreed to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within two years of October 16, 2006. Pursuant to the Settlement Agreement, the Issuer has amended the Rights Plan so that the Reporting Persons are permitted to comply with the terms of the Settlement Agreement without suffering any of the Rights Plan’s dilutive effects. Consequently, the Reporting Persons will have until October 16, 2007 to sell sufficient shares of Common Stock to reduce their beneficial ownership below the 15% threshold set forth in the Rights Plan and discussed above. Under the terms of the Settlement Agreement, the Reporting Persons may not sell or otherwise transfer in excess of 915,379 shares of Common Stock to any one person or group (including any affiliates of such person or group). Furthermore, the Settlement Agreement provides that until such time as the Reporting Persons are fully divested of their beneficial ownership of the Common Stock, the Reporting Persons must vote all of the Shares as recommended by the Issuer’s board of directors and have granted a proxy to two of the Issuer’s directors to vote the Shares at every annual, special or adjourned meeting or grant a consent or approval in respect of its Shares in favor of any matter presented to the stockholders of the Issuer. Moreover, under the Settlement Agreement, the Reporting Persons are subject to a “standstill agreement” pursuant to which, among other things, they are not permitted to acquire any additional shares of Common Stock or seek to control or influence the management, board of directors or policies of the Issuer.

The Reporting Persons intend to comply with their contractual obligations arising out of the Settlement Agreement. Depending on market conditions, including the trading activity with respect to the Issuer’s shares, and other factors, the Reporting Persons will take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares that are exercised pursuant to the outstanding Puts described above, selling their Shares pursuant to the Settlement Agreement or selling call option contracts in order to facilitate such sales.

Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

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(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of October 16, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)

Reporting Persons	0	9,632,400	9,632,400	31.5%
Central Florida Investments, Inc.(2)	0	9,632,400	9,632,400	31.5%
David A. Siegel(3)	0	9,632,400	9,632,400	31.5%
David A. Siegel Revocable Trust(4)	0	9,632,400	9,632,400	31.5%

(1)

The percentages of Common Stock indicated in this table are based on the 30,548,385 shares of Common Stock outstanding as of August 4, 2006, as disclosed in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within sixty days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2)	CFI beneficially owns all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel.
(3)	Mr. Siegel beneficially owns all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI.

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(4)	The Siegel Trust beneficially owns all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust.
(c)

Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule F hereto and is incorporated herein by reference. All of the put transactions listed on Schedule B, Schedule C, Schedule D, Schedule E and Schedule F were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D were sold through brokers and effected on the New York Stock Exchange.

(d)

Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Schedule A	Executive Officers and Directors of CFI*
Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to July 20, 2006**
Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 10, 2006**
Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 22, 2006**
Schedule E	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D**
Schedule F	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D
Exhibit A	Joint Filing Agreement*
Exhibit B	Stipulation and Order dated as of October 16, 2006

*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.
**	Previously filed with the Securities and Exchange Commission on September 19, 2006 as a schedule or exhibit to the Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2006

CENTRAL FLORIDA INVESTMENTS, INC.
By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	President

DAVID A. SIEGEL REVOCABLE TRUST
By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	Trustee

/s/ David A. Siegel

David A. Siegel

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SCHEDULE F

List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

10/16/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	10	$0.400

10/16/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	181	$1.100

10/16/2006	Central Florida Investments, Inc.	Sold Calls	May-06	15.0	20	$0.300

EXHIBIT B

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF FLORIDA

(West Palm Beach Division)

Case No. 06-80718-CIV-HURLEY/SELTZER

BLUEGREEN CORPORATION,

Plaintiff,

v.

DAVID A. SIEGEL, DAVID A. SIEGEL

REVOCABLE TRUST, and CENTRAL

FLORIDA INVESTMENTS,

Defendants.

__________________________________/

STIPULATION AND ORDER

This Stipulation (the “Stipulation”) is made and entered into as of the 16th day of October, 2006, by and between David A. Siegel, David A. Siegel Revocable Trust, Central Florida Investments (together, the “Shareholders”) and Bluegreen Corporation, a Massachusetts corporation (the “Company”), and John E. Abdo, Joseph C. Abeles, Norman H. Becker, Lawrence A. Cirillo, George F. Donovan, Robert F. Dwors, Scott W. Holloway, John Laguardia, Alan B. Levan, Mark A. Nerenhausen, J. Larry Rutherford, and Arnold Sevell, (collectively, the “Director Defendants”);

WHEREAS, the Shareholders collectively have beneficial ownership of approximately 31.7% of the outstanding Common Stock, par value $.01 per share, of the Company (“Common Stock”) and have entered into put contracts with respect to an additional .4% of the outstanding Common Stock of the Company; and

WHEREAS, the Company and the Shareholders have asserted certain claims against each other and the Shareholders have also asserted certain claims against the Director Defendants (collectively, the “Claims”). The Claims pending in the United States District Court for the Southern District of Florida, relate to alleged violations of the securities laws of the United States and the State of Florida, to the validity of that certain Rights Agreement, dated July 27, 2006, between the Company and Mellon Investor Services LLC (the “Rights Plan”) and to alleged breaches of fiduciary duty; and

WHEREAS, the Company, the Shareholders and the Director Defendants wish to settle in full all Claims and all other matters and disputes relating to matters, transactions or occurrences that have been or that could have been asserted in this Action.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Sales of Common Stock.
(a)

The Shareholders shall (i) within one year after the date hereof, sell and fully divest their beneficial ownership in at least 5,383,554 shares of Common Stock, and (ii) within two years after the date hereof, sell and fully divest their beneficial ownership in all of their remaining holdings of Common Stock. The Shareholders shall immediately cause any other affiliates of any Shareholder to fully sell and divest their respective holdings of Common Stock. In all cases, such sales and divestitures shall be made in full compliance with all applicable laws, rules and regulations.

(b)

The Shareholders shall not sell or otherwise transfer in excess of 915,379 shares of Common Stock to any one person or group (including any affiliates of such person or group); provided however, if the Shareholders engage in sales on the New York Stock Exchange which would satisfy the “manner of sale” requirements of Rule 144(f) under the Securities Act of 1933, as amended and do not otherwise have any reason to believe that such a sale would result in any one person or group (including any affiliates of such person or group) acquiring beneficial ownership of more than 915,379 shares of Common Stock, the Shareholders shall be in compliance with this Section 1(b). The Shareholders shall not in any event engage in any transaction involving “derivative securities” (as such term is defined in Rule 16a-1(c) under the Exchange Act) of any Restricted Entity; provided, however, that (i) this shall not prohibit any Shareholder from closing any derivative security position involving a Restricted Entity in accordance with the terms thereof which was established by such Shareholder prior to July 27, 2006 and has heretofore been publicly disclosed, and (ii) the Shareholders may engage in the sale of up to 915,379 shares of Common Stock pursuant to call option transactions by the Shareholders which comply with the “manner of sale” requirements of Rule 144(f).

2.	Voting of Shares.
(a)

Until such time as the Shareholders have divested all of their shares of Common Stock as required by Section 1(a), the Shareholders shall vote all shares of Common Stock beneficially owned by them, and shall cause their respective affiliates to vote all shares of Common Stock owned by such affiliates, as recommended by the board of directors of the Company on all matters of any kind or nature submitted to a vote of the Company’s shareholders. The parties agree and acknowledge that this Stipulation and Order is intended to constitute a voting agreement and further that the grant is coupled with an interest within the meaning of Massachusetts General Laws Chapter 156D, Section 7.31.

(b)

In furtherance of the foregoing, each Shareholder hereby revokes any and all previous proxies granted with respect to such Shareholder’s shares of Common Stock and simultaneously herewith delivers a proxy in the form of Exhibit A granting and appointing Norman Becker and Arnold Sevell, and each of them, or any of their respective nominees, such Shareholder’s proxy and attorney-in-fact with full power of substitution, for and in the name, place and stead of such Shareholder, to vote the such Shareholder’s shares of Common Stock at every annual, special, or adjourned meeting or grant a consent or approval in respect of such shares in favor of any matter presented to the stockholders of the Company for their approval. The Shareholders agree and acknowledge that the proxy granted hereunder was a principal term of this settlement and that they will take no action to contest the validity of the proxy or to impede, delay or avoid the proxy. Each Shareholder shall have no claim against such proxy and attorney-in-fact, for any action taken, decision made or instruction given by such proxy and attorney-in-fact. Such proxy is irrevocable and the appointment is coupled with an interest in such Shareholder’s shares of Common Stock. Such proxy and the appointment shall terminate only upon and concurrently with the disposition of the shares of Common Stock subject thereto by the Shareholder in accordance with this Stipulation. No Shareholder shall grant any proxy with respect to such Shareholder’s shares of Common Stock inconsistent with the foregoing.

(c)

In the event any matter recommended for shareholder approval by the Board of Directors and submitted for a vote of Company shareholders relates to a merger or a sale of all or substantially all of the assets of the Company (in either case, whether or not with or to an affiliate of the Company, BFC, Levitt or any Restricted Entity as hereinafter defined), the Shareholders shall have the right to require the Company to purchase any shares of the Company still then owned by the Shareholders at a price equal to the closing market price of the Bluegreen common stock on October 12, 2006 by delivery at least 10 business days prior to the scheduled vote on the contemplated transaction of an irrevocable written notice to the Company at the address and to the parties indicated in Section 9 specifying the number of shares to be sold pursuant to this Section. Closing of the acquisition of the shares shall be subject to consummation of the proposed transaction and shall occur no later than 120 days following the consummation of the transaction.

3.	Standstill.
(a)

The Shareholders agree that, unless such shall have been specifically invited in writing by the Company, none of the Shareholders nor any entity which any or all of the Shareholders control (as such term is defined under the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the “Exchange Act”)) will in any manner, directly or indirectly:

(i)

seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (A) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, Levitt Corporation, or BankAtlantic Bancorp, Inc. or any of their respective parents, subsidiaries, affiliates or divisions (each, a “Restricted Entity”); (B) any tender or exchange offer, merger or other business combination involving any Restricted Entity; (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to any Restricted Entity; or (D) any “solicitation” of “proxies” (as such terms are used in the Exchange Act and in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of any Restricted Entity; provided however, that nothing herein shall prohibit Shareholders from disposing of their shares Common Stock as required by Section 1 of this Stipulation;

(ii)	form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to any of the activities set forth in this clause (a) of Section 3;
(iii)	otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of any Restricted Entity;
(iv)	take any action which might force any Restricted Entity to make a public announcement regarding any of the types of matters set forth in (a) above;
(v)

commence or seek to commence any action at law or equity or any arbitration proceedings against any Restricted Entity and shall not participate in or be a party to any class action to which a Restricted Entity or its Defendants is a party; provided, however, that the Shareholders may commence an action to enforce the provisions of this Stipulation and Central Florida or its subsidiaries may commence an action arising out of wrongful acts by the Company which cause damage to the day to day timeshare operations of Central Florida or its subsidiaries unrelated to the Company’s management, operations or results or the ownership of Bluegreen shares. (Examples where actions may be brought by Central Florida or its subsidiaries include actions against the Company based on the wrongful hiring of personnel by the Company or the unlawful use by the Company of trade secrets.);

(vi)	enter into any discussions or arrangements with any third party with respect to any of the foregoing or induce any third party to engage in any of the foregoing; or
(vii)

request the Company or any of the Director Defendants to modify or otherwise release or excuse it from any of its obligations under this Stipulation or otherwise seek to modify the terms of this Stipulation.

(b)

Each of the Restricted Entities is an intended third party beneficiary of the provisions of this Section 3 and shall have an independent right to enforce such provisions against the Shareholders in accordance with their terms.

4.	Settlement Payments. Except as provided expressly herein, no party hereto shall have any obligation under this Stipulation to make any monetary payment to any other party hereto.
5.	Release of Claims.
(a)

The Company, in consideration of the benefits described in this Stipulation, hereby releases and discharges, absolutely and forever, the Shareholders and their respective heirs, beneficiaries, agents and assigns and, with respect to Central Florida Investments Inc, its subsidiaries, affiliates, officers, directors, employees, and agents (the “Shareholder Released Parties”) from any and all actions, causes of action, claims, allegations, rights, obligations, liabilities, or charges that the Company has or may have, whether foreseen or unforeseen, matured or unmatured, known or unknown, and whether or not accrued, and whether or not asserted in any litigation, which the Company ever had, now have or can have, or shall or may hereafter have, in connection with, arising out of, or which are in any way related to the Claims including, without limitation, all claims that have been or could have been alleged by the Company, their successors and assigns, and any other persons claiming through or in the right of the Company in the Action, including but not limited to claims for violation of any federal or state securities laws.

(b)

The Shareholders, in consideration of the benefits described in this Stipulation, each release and discharge, absolutely and forever, the Director Defendants, and their respective heirs, agents, beneficiaries and assigns, and the Company and its subsidiaries, affiliates (including the Restricted Entities), officers, employees, and agents (the “Company Released Parties” and, together with the Shareholder Released Parties, the “Released Parties”) from any and all actions, causes of action, claims, allegations, rights, obligations, liabilities, or charges that he has or may have, whether foreseen or unforeseen, matured or unmatured, known or unknown, and whether or not accrued, and whether or not asserted in any litigation, which the Shareholders ever had, now have or can have, or shall or may hereafter have, in connection with, arising out of, or which are in any way related to the Claims including, without limitation, all claims that have been or could have been alleged by the Shareholders, their successors and assigns, and any other persons claiming through or in the right of the Shareholders in the Action, including but not limited to all claims relating to any actions that any person or organization took or failed to take in connection with the consideration, approval or adoption of the Rights Plan or the filing of the complaint alleging the Company’s Claims.

(c)

The Director Defendants, in consideration of the benefits described in this Stipulation, release and discharge, absolutely and forever, the Shareholder Released Parties from any and all actions, causes of action, claims, allegations, rights, obligations, liabilities, or charges that he has or may have, whether foreseen or unforeseen, matured or unmatured, known or unknown, and whether or not accrued, and whether or not asserted in any litigation, which the Director Defendants ever had, now have or can have, or shall or may hereafter have, in connection with, arising out of, or which are in any way related to the Claims including, without limitation, all claims that have been or could have been alleged by the Director Defendants, their successors and assigns, and any other persons claiming through them in the Action, including but not limited to claims for violation of any federal or state securities laws.

(d)

In consideration of the provisions of this Stipulation, each party agrees to waive any and all rights under the laws of any jurisdiction in the United States, or any other country, that limit a release to the claims set forth in paragraphs (a) and (b) of this Section 5, as the same are known or suspected to exist in such party’s favor as of the date of this Stipulation. Each Party represents and warrants that it has not filed any civil action, suit, arbitration or legal proceeding against any Released Party other than the Litigation or a counterclaim thereto, nor has it assigned, pledged, or hypothecated his claim to any person and no other person has an interest in the claims that it is releasing. Nothing herein shall be construed to limit or prohibit in any way any Party’s ability to bring an action to enforce the terms of this Stipulation.

6.

Amendment of Rights Plan. The Company and the Director Defendants shall amend, and shall cause its officers, employees and agents to take all actions necessary or advisable to amend, the proviso of Section 1(a) of the Rights Plan to extend the period in which the Shareholders may reduce their holdings to avoid becoming an Acquiring Person so that such period shall terminate simultaneously with the period set forth in Section 1(a) of this Stipulation. Such amendment shall provide that the exemption from becoming an Acquiring Person shall only be available if the Shareholders are not in breach of their obligations under this Stipulation.

7.

No Admission. This Stipulation does not constitute an admission of wrongdoing of any kind by the Company, the Shareholders, the Director Defendants or any of their respective subsidiaries, affiliates, employees, agents, directors or officers.

8.

Non-Disparagement. The Shareholders, the Company and the Director Defendants will henceforth refrain from and will cause each of their respective affiliates to henceforth refrain from discussing or making any derogatory or disparaging remarks or statements, oral or written, to any third parties concerning the other or any of its affiliates, employees, officers, directors or agents. Further, each party agrees that it, will not, directly or indirectly, engage in any conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, or remarks), or negative reports or comments which are disparaging or deleterious to the integrity, reputation or goodwill of the other or any of its affiliates, employees, officers, directors or agents.

9.

Notices. All notices, requests, demands or other communications under this Stipulation shall be in writing and shall be deemed to have been duly given when delivered in person (including electronic mail) or sent by overnight delivery service to the party to whom such notice is being given as follows:

As to the Company and the Director Defendants:	Bluegreen Corporation 4960 Conference Way North, Suite 100 Boca Raton, Florida 33431 Attn: Chief Executive Officer, and Attn: General Counsel Facsimile: (561) 912-8100
Attn: Alan B. Levan, Chairman of the Board 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 E-mail: alevan@bankatlantic.com

With copies to:

Stearns, Weaver, Miller, Weissler, Alhadeff & Sitterson, P.A.
Museum Tower
150 West Flagler Street
Miami, Florida 33130
Attn: Alison W. Miller, Esq.
Facsimile: (305) 789-3395
E-mail: amiller@swmwas.com

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: Craig M. Wasserman, Esq. Marc Wolinsky, Esq. Facsimile: (212) 403-2000 E-mail: mwolinsky@wlrk.com
As to the Shareholders:	David A. Siegel 5601 Windhover Drive Orlando, Florida 32819 Facsimile: (407)352-8935 E-mail: david_siegel@wgresorts.com
With a copies to:	Greenspoon Marder, P.A. 201 East Pine Street, Suite 500 Orlando, Florida 32801 Attn: Michael E. Marder, Esq. Fax: (407) 563-9653 Email: michael.marder@greenspoonmarder.com
White & Case, LLP 1155 Avenue of the Americas New York, New York 10036-2787 Attn: William F. Wynne, Jr., Esq. Fax: (212) 354 8113 Email: wwynne@whitecase.com

Any party may change the address or the name of the person to whose attention the notice or other communication shall be directed from time to time by serving notice thereof upon the other party as provided herein.

10.	Successors and Assigns.
(a)	This Stipulation will inure to the benefit of and be binding upon each of the Company, the Shareholders, the Director Defendants and their respective successors and assigns.
(b)

The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume and agree to perform this Stipulation in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, unless such assumption will occur automatically pursuant to law (e.g., as a result of a merger of the Company and another corporation or other business organization).

11.	Certain Available Relief.
(a)

The Shareholders hereby acknowledge and agree that the failure of any Shareholder to perform its agreements and covenants hereunder, including without limitation the Shareholders’ failure to take all actions as are necessary on their part to consummate the transactions contemplated hereby or their failure to comply fully and in all respects with the Standstill provisions set forth in Section 3 of this Stipulation, will cause irreparable injury to the other parties and third party beneficiaries, for which money damages, even if available, will not be an adequate remedy. Accordingly, each Shareholder hereby consents to the issuance of injunctive relief by this Court to compel performance of such Shareholder’s obligations and to the granting by this Court of the remedy of specific performance of such Shareholder’s obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity. Each party further agrees that the intended and mutually agreed remedy for a breach of this Stipulation by the Shareholders is specific performance by (and related injunctive relief against) the Shareholders, and the Shareholders further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that money damages would provide an adequate remedy for such breach or to claim that the enforcement of the terms of this Stipulation is barred by any equitable or legal doctrine. Notwithstanding the foregoing, nothing in this Stipulation will bar any party from seeking monetary damages in addition to equitable relief; provided, further, that each Shareholder shall be responsible for any breach of this Agreement by any other Shareholder. It is agreed that the Shareholders shall each be jointly and severally liable to the Company and the Director Defendants and their respective successors and assigns for any breach of this Stipulation by any Shareholder. The Company retains the right to seek injunctive relief and specific performance in addition to any right to liquidated damages pursuant to Section 11(b).

(b)

In addition to the foregoing, and without waiving, releasing or otherwise limiting any right to seek injunctive relief, in the event that (i) the Shareholders take any action to impede, delay or avoid (x) the proxy granted hereunder, (y) any vote of the Company’s shareholders or (z) any transaction recommended for Shareholder approval by the Company’s board of directors (including, in each case, litigation brought by the Shareholders which is intended to or has the effect of impeding, delaying or avoiding the foregoing) or (ii) the Shareholders violate any term or provision of this Stipulation, the Shareholders agree that damage to the Company would be significant but impossible to measure and accordingly, the Shareholders and the Company agree that upon a determination by a court having jurisdiction that the Shareholders have acted as described in (i) or (ii) above liquidated damages in the sum of $10 million shall be paid by the Shareholders to the Company.

12.	Miscellaneous.
(a)

This Stipulation, and the rights and obligations of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Florida, without reference to principles of conflict of laws.

(b)	The captions of this Stipulation are not part of the provisions hereof and shall have no force or effect.

(c)	This Stipulation may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
(d)

If any provision hereof is unenforceable, such provision shall be fully severable, and this Stipulation shall be construed and enforced as if such unenforceable provision had never comprised a part hereof, the remaining provisions hereof shall remain in full force and effect, and the court construing the Stipulation shall add as a part hereof a provision as similar in terms and effect to such unenforceable provision as may be enforceable, in lieu of the unenforceable provision.

(e)

Nothing in the Stipulation, express or implied, is intended to confer upon any person other than the parties hereto any rights or remedies against any other person under or by reason of this Stipulation; provided, however, that each Restricted Entity shall be deemed to be a third-party beneficiary with respect to Section 3 of this Stipulation, and shall be entitled to enforce the terms of this Stipulation in respect thereto as if it were a party hereto.

(f)

In the event of any litigation with regard to this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party, and the non-prevailing party shall pay upon demand all reasonable fees, expenses and disbursements of counsel for the prevailing party through and including all appeals.

(g)

Neither party is relying upon any representation, understanding, undertaking, or agreements not set forth in this Stipulation, and each party expressly disclaims any reliance on any such representation, understanding, undertaking, or agreements. Each party hereto specifically waives and releases any claim that such party was fraudulently induced to enter into this Stipulation.

(h)	Each party hereto represents and warrants that the execution and delivery of this Stipulation and the terms thereof have been duly and validly authorized and that all actions required to be taken by such party for the execution, delivery and performance of this Stipulation, including the delivery of the proxies granted hereunder, have been duly and effectively taken and no joinder or consent of any other person is required. Each party acknowledges that the other parties have relied upon such representations and warranties in entering into this Stipulation.
(i)	This Stipulation may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
13.	Time is of the Essence. Wherever time is specified for the doing or performance of any act or the payment of any funds, time shall be considered of the essence.
14.

Dismissal, Enforcement of Stipulation and Order. This action shall be and hereby is dismissed with prejudice and without costs; provided, however, that this Court shall retain jurisdiction to enforce the terms of this Stipulation and Order.

IN WITNESS WHEREOF, the Company, the Shareholders and the Director Defendants have caused this Stipulation to be executed on the date first written above.

BLUEGREEN CORPORATION

Name:
Title:

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST

Name:
Title:

CENTRAL FLORIDA INVESTMENTS

Name:
Title:

John E. Abdo

Norman H. Becker

Lawrence A. Cirillo

George F. Donovan

Robert F. Dwors

Scott W. Holloway

John Laguardia

Alan B. Levan

Mark A. Nerenhausen

J. Larry Rutherford

Arnold Sevell

SO ORDERED:

U.S.D.J.

IN WITNESS WHEREOF, the Company, the Shareholders and the Director Defendants have caused this Stipulation to be executed on the date first written above.

BLUEGREEN CORPORATION

Name:
Title:

/s/ David A. Siegel

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST

/s/ David A. Siegel

Name:
Title:	Trustee

CENTRAL FLORIDA INVESTMENTS

/s/ David A. Siegel

Name:
Title:	Pres.

John E. Abdo

15

IN WITNESS WHEREOF, the Company, the Shareholders and the Director Defendants have caused this Stipulation to be executed on the date first written above.

BLUEGREEN CORPORATION
/s/ George F. Donovan

Name:	George F. Donovan
Title:	President & Chief Executive Officer

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST

Name:
Title:

CENTRAL FLORIDA INVESTMENTS

Name:
Title:

/s/ John E. Abdo

John E. Abdo

14

/s/ Norman H. Becker

Norman H. Becker

/s/ Lawrence A. Cirillo

Lawrence A. Cirillo

George F. Donnvan

Robert F. Dwors

Scott W. Holloway

/s/ John Laguardia

John Laguardia

Alen B. Levan

15

Norman H. Becker

/s/ Lawrence A. Cirillo

Lawrence A. Cirillo

/s/ George F. Donovan

George F. Donovan

Robert F. Dwors

Scott W. Holloway

/s/ John Laguardia

John Laguardia

Alan B. Levan

15

Norman H. Becker

/s/ Lawrence A. Cirillo

Lawrence A. Cirillo

George F. Donovan

/s/ Robert F. Dwors

Robert F. Dwors

Scott W. Holloway

/s/ John Laguardia

John Laguardia

Alan B. Levan

15

Norman H. Becker

/s/ Lawrence A. Cirillo

Lawrence A. Cirillo

George F. Donovan

Robert F. Dwors

/s/ Scott W. Holloway

Scott W. Holloway

/s/ John Laguardia

John Laguardia

Alan B. Levan

15

Norman H. Becker
/s/ Lawrence A. Cirillo

Lawrence A. Cirillo

George F. Donovan

Robert F. Dwors

Scott W. Holloway
/s/ John Laguardia

John Laguardia

/s/ Alan B. Levan

Alan B. Levan

15

IN WITNESS WHEREOF, the Company, the Shareholders and the Director Defendants have caused this Stipulation to be executed on the date first written above.

BLUEGREEN CORPORATION

Name:
Title:

/s/ David A. Siegel

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST
/s/ David A. Siegel

Name:
Title:	Trustee

CENTRAL FLORIDA INVESTMENTS
/s/ David A. Siegel

Name:
Title:	Pres.

John E. Abdo

15

IN WITNESS WHEREOF, the Company, the Shareholders and the Director Defendants have caused this Stipulation to be executed on the date first written above.

BLUEGREEN CORPORATION

Name: Title:
/s/ David A. Siegel

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST
/s/ David A. Siegel

Name: Title: Trustee

CENTRAL FLORIDA INVESTMENTS
/s/ David A. Siegel

Name: Title: Pres.

John E. Abdo

15

/s/ Mark A. Nerenhausen

Mark A. Nerenhausen

/s/ J. Larry Rutherford

J. Larry Rutherford

/s/ Arnold Sevell

Arnold Sevell

SO ORDERED:

U.S.D.J.

16

EXHIBIT A

FORM OF PROXY

TO VOTE STOCK OF BLUEGREEN CORPORATION

AND DURABLE POWER OF ATTORNEY

Each of the undersigned Shareholders (each a “Shareholder” and, collectively, the “Shareholders”) of Bluegreen Corporation, a Massachusetts corporation (the “Company”), hereby irrevocably appoints Norman Becker and Arnold Sevell, and each of them or any of their respective nominees, as such Shareholder’s sole and exclusive proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents with respect to such Shareholder’s shares of Common Stock, par value $.01 per share, of the Company (“Common Stock”) and any and all other shares or securities of the Company issued, issuable, exchanged or exchangeable in respect of such shares of Common Stock on or after the date hereof (collectively with the Common Stock the “Shares”), for and in the name, place and stead of such Shareholder, in each case as recommended by the board of directors of the Company (or, only if the Company’s board of directors shall not have made any recommendation, in such proxy’s discretion) on all matters of any kind or nature submitted to a vote of the Company’s Shareholders.

By each Shareholder’s execution of this proxy and power of attorney, any and all prior proxies and powers of attorney given by such Shareholder with respect to any Shares are hereby revoked, and each Shareholder agrees and acknowledges that such Shareholder will take no action to contest the validity of this proxy and power of attorney or to impede, delay or avoid this proxy and power of attorney and will not grant any proxy or power of attorney with respect to such Shareholder’s Shares that is inconsistent with the foregoing.

Each Shareholder agrees and acknowledges that this proxy and power of attorney was a principal term of the Stipulation (the “Stipulation”) made and entered into as of the [•] day of October, 2006, by and between each of the Shareholders, the Company and each of John E. Abdo, Joseph C. Abeles, Norman H. Becker, Lawrence A. Cirillo, George F. Donovan, Robert F. Dwors, Scott W. Holloway, John Laguardia, Alan B. Levan, Mark A. Nerenhausen, J. Larry Rutherford, and Arnold Sevell (each a “Director Defendant” and, collectively, the “Director Defendants”). This proxy is given to secure the performance of the duties of such Shareholder under the Stipulation. Each Shareholder acknowledges that this proxy and power of attorney constitutes a material inducement for the Company and each of the Director Defendants to enter into the Stipulation.

This proxy and power of attorney shall be irrevocable and shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy. The power of attorney granted by each Shareholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate only upon and concurrently with the disposition of the shares of Common Stock subject thereto by the Shareholder in accordance with the Stipulation.

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

No Shareholder shall have any claim against such proxy and attorney-in-fact, for any action taken, decision made or instruction given by such proxy and attorney-in-fact.

Any obligation of any Shareholder under this proxy and power of attorney shall be binding upon such Shareholder’s successors and assigns.

The Shareholders represent and warrant that the Shares are owned by the respective Shareholders, are not subject to any tenancy by the entireties, are not marital property and the consent or joinder of a spouse or any other person is not required for the grant or effectiveness of this proxy.

The Shareholders hereby acknowledge and agree that the failure of any Shareholder to perform its agreements and covenants hereunder shall constitute a breach of the Stipulation and all rights and remedies available upon a breach of the Stipulation shall be available upon a breach hereunder, including, without limitation, specific performance and injunctive relief. The Shareholders shall each be jointly and severally liable for any breach of this proxy and power of attorney by any Shareholder.

Dated: October __, 2006

[SIGNATURE PAGES FOLLOW]

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

/s/ David A. Siegel

David A. Siegel Individually and as President of Central Florida Investments Inc.

STATE OF FLORIDA	)
) SS:
COUNTY OF ORANGE	)

The foregoing instrument was acknowledged before me this 14th day of October, 2006, by Individually and as President of Central Florida Investments Inc. David Siegel who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

[Notary Seal]

Print or Stamp Name: Notary Public, State of Florida at Large Commission No.: My Commission Expires:

A-3

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

DAVID A. SIEGEL REVOCABLE TRUST
/s/ David A. Siegel

Name: Trustee

STATE OF FLORIDA	)
) SS:
COUNTY OF	)

The foregoing instrument was acknowledged before me this 14th day of October, 2006, by David A. Siegel as Trustee of the David A. Siegel Revocable Trust, who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

[Notary Seal]

Print or Stamp Name: Notary Public, State of Florida at Large Commission No.: My Commission Expires:

A-4

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

CENTRAL FLORIDA INVESTMENTS

Name: Title:

STATE OF FLORIDA	)
) SS:
COUNTY OF	)

The foregoing instrument was acknowledged before me this       day of October,     2006, by                   as                  of the Central Florida Investments, who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

Print or Stamp Name: Notary Public, State of Florida at Large Commission No.: My Commission Expires:

A-5

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

/s/ David A. Siegel

David A. Siegel Individually and as President of Content Florida Investments Inc.

STATE OF FLORIDA	)
	)	SS:
COUNTY OF ORANGE	)

The foregoing instrument was acknowledged before me this 14th day of October, 2006, by Individually and as President of Content Florida Investments Inc. David Siegel who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

[Notary Seal]

Print or Stamp Name:
Notary Public, State of Florida at Large Commission No.:
My Commission Expires:

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

DAVID A. SIEGEL REVOCABLE TRUST

/s/ David A. Siegel

Name:
Trustee

STATE OF FLORIDA	)
	)	SS:
COUNTY OF ORANGE	)

The foregoing instrument was acknowledged before me this 14th day of October, 2006, by David A. Siegel as Trustee of the David A. Siegel Revocable Trust, who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

[Notary Seal]

Print or Stamp Name:
Notary Public, State of Florida at Large Commission No.:
My Commission Expires:

FORM OF PROXY TO VOTE STOCK OF

BLUEGREEN CORPORATION AND DURABLE POWER OF ATTORNEY

CENTRAL FLORIDA INVESTMENTS

Name:
Title:

STATE OF FLORIDA	)
	)	SS:
COUNTY OF _________	)

The foregoing instrument was acknowledged before me this ____________ day of October,  2006, by _________________ as _________________ of the Central Florida Investments, who is personally known to me or who has produced a driver’s license as identification and who did (did not) take an oath.

Print or Stamp Name:
Notary Public, State of Florida at Large Commission No.:
My Commission Expires: